UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10/A
POST-EFFECTIVE AMENDMENT NO. 1
to
FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934
___________________
AVISTA CORPORATION
(Exact name of Registrant as specified in its charter)
Commission file number 1-3701

Washington	91-0462470
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1411 East Mission Avenue, Spokane, Washington	99202-2600
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: 509-489-0500
___________________
Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Each Exchange on Which Registered
Common Stock, no par value	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act:
Title of Class
Preferred Stock, Cumulative, Without Par Value
___________________
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

EXPLANATORY NOTE
Avista Corporation (formerly known as The Washington Water Power Company, “Avista”, the “Company” or the “Registrant”) registered its common stock, without par value (the “Common Stock”), under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) by filing with the Securities and Exchange Commission (the “Commission”) an Application for Registration of Securities on a National Securities Exchange on Form 10 (the “Original Form 10”) in connection with its application, dated September 3, 1952, for the listing of the Common Stock on the New York Stock Exchange. The Common Stock has been continuously, and is at the date hereof, so registered and listed.
The Original Form 10 contained a description of the Common Stock, and the purpose of this Form 10/A is to update such description. Form 10 has been amended by the Commission since the filing of the Original Form 10 and currently requires, in addition to a description of the Common Stock called for by Item 11. “Description of Registrant’s Securities to be Registered”, the information called for by Items 1 through 10 and 12 through 15. Rule 12b-15 requires an amendment to set forth the complete text of each item as amended. However, all Items in Form 10 as currently in effect, except Item 11 and Item 12, “Indemnification of Directors and Officers”, are required to be, and are, addressed in the reports and other documents filed by the Company with the Commission under the Exchange Act.
Accordingly, the Company has (1) set forth in this Form 10/A the information required by Items 11 and 12 of Form 10 and (2) under the authority of Rule 12b-23, incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 all other information required by Form 10.

AVISTA CORPORATION
Item 11.    Description of Registrant’s Securities Registered
General
The authorized capital stock of Avista, as set forth in its Restated Articles of Incorporation (the “Articles”), consists of 10,000,000 shares of Preferred Stock, cumulative, without nominal or par value (the “Preferred Stock”), which is issuable in series, and 200,000,000 shares of Common Stock without nominal or par value (the “Common Stock”). Following is a brief description of certain of the rights and privileges of the Common Stock.
The terms of the Common Stock include those stated in the Articles and Avista’s Bylaws (the “Bylaws”) and those made applicable thereto by the Washington Business Corporation Act (the “Washington BCA”). The following summary is not complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Articles, the Bylaws and the Washington BCA. Avista has filed the Articles and the Bylaws as exhibits to the Exchange Act Documents. Whenever particular provisions of the Articles or the Bylaws are referred to, those provisions are incorporated as part of the statements made in this prospectus and those statements are qualified in their entirety by that reference.
Dividend Rights; Rights upon Liquidation; No Pre-Emptive Rights
After full provision for all Preferred Stock dividends declared or in arrears, the holders of Common Stock are entitled to receive such dividends as may be lawfully declared from time to time by the Board of Directors.
In the event of any liquidation or dissolution of Avista, after satisfaction of the preferential liquidation rights of the Preferred Stock (including accumulated dividends), the holders of Common Stock would be entitled to share ratably in all assets of Avista available for distribution to shareholders.
No holder of Common Stock has any pre-emptive rights.
Voting Rights
General; Quorum
The holders of the Common Stock have sole voting power, except as indicated below or as otherwise provided by law. Each holder of Common Stock is entitled to one vote per share.
Under the Washington BCA, a majority of the votes entitled to be cast on a corporate action by a voting group constitutes a quorum of that group for that corporate action. If a quorum exists, a corporate action, other than the election of directors, is approved by the voting group if the votes cast within the voting group favoring the corporate action exceed the votes cast within the voting group opposing the corporate action.

Election of Directors
In an uncontested election of directors, each vote may be cast “for” or “against” one or more candidates, or a shareholder may “abstain” with respect to one or more candidates. A candidate is elected to the Board of Directors only if the number of votes “for” such candidate exceeds the number of votes “against” such candidate. Shares otherwise present at the meeting but for which there is an “abstention” or as to which no authority or direction is given or specified with respect to a candidate are not counted as votes “for” or “against”. If an incumbent director does not receive a majority of votes cast, he or she would continue to serve a term that would terminate on the date that is the earliest of (a) the date of the commencement of the term of a new director selected by the Board to fill the office held by such director, (b) the effective date of the resignation of such director and (c) the later of (i) the last day of the sixth calendar month commencing after the election and (ii) December 31 of the calendar year in which the election occurred. In a contested election — that is, an election in which the number of candidates exceeds the total number of directors to be elected — shareholders would be allowed to vote “for” one or more candidates (not to exceed the number of directors to be elected) or “withhold” votes with respect to one or more candidates. The candidates elected would be those receiving the largest number of votes (up to the number of directors to be elected). Shareholders are not allowed to cumulate their votes in any election of directors (whether or not contested).
Senior Class of Stock; Major Corporate Transaction
Under the Articles, the approval of the holders of the majority of the outstanding shares of Common Stock is required to create a new class of stock, including, for example, preference stock or any other class of stock senior to the Common Stock. In addition, in any circumstance in which Washington law would require the approval of shareholders to authorize (1) the merger of the Company with or into another entity or a statutory share exchange with another entity, (2) a sale, lease, exchange or other disposition of property of the Company or (3) the dissolution of the Company, the requisite shareholder approval (in addition to any required approval by the holders of Preferred Stock) is the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, unless Washington law requires a higher standard.
Voting Rights of Preferred Stock
Under the Articles, whenever and as often as, at any date, dividends payable on any shares of Preferred Stock shall be in arrears in an amount equal to the aggregate amount of dividends accumulated on such shares of Preferred Stock over the eighteen (18) month period ended on such date, the holders of the Preferred Stock, voting separately and as a single class, are entitled to elect a majority of the Board of Directors, and the holders of the Common Stock, voting separately and as a single class, are entitled to elect the remaining directors. Such voting rights of the holders of the Preferred Stock cease when all defaults in the payment of dividends on the Preferred Stock have been cured.
In addition, the consent of various proportions of the Preferred Stock at the time outstanding is required to adopt any amendment to the Articles which would authorize any new class of stock ranking prior to or on a parity with the Preferred Stock as to certain matters, to increase the authorized number of shares of the Preferred Stock, to change any of the rights or preferences of outstanding Preferred Stock or to issue additional shares of Preferred Stock unless an earnings test is satisfied.
Under the Washington BCA, the approval of the holders of a majority of the outstanding shares of Preferred Stock is required in connection with certain changes in the capital structure of Avista or in certain rights and preferences of the Preferred Stock, including certain of the changes referred to in the preceding paragraph. In addition, the Washington BCA requires approval of certain mergers, share exchanges and other major corporate transactions by the holders of two-thirds of the outstanding Preferred Stock.
Board of Directors
The Articles provide that the number of directors of the Company will be the number, not to exceed eleven, that the Board of Directors specifies from time to time in the Bylaws, subject to the rights of holders of the Preferred Stock to elect directors in certain circumstances. Both the Articles and the Bylaws provide that all directors will be elected at each annual meeting for a term that will expire at the next succeeding annual meeting.
Vacancies occurring in the Board of Directors may be filled by the Board. Directors may be removed only for cause and only if the number of votes cast by holders of Common Stock for the removal of a director exceeds the number of votes cast against such removal.
The Articles and the Bylaws further require an affirmative vote of the holders of at least 80% of the outstanding shares of Common Stock to alter, amend or repeal the provisions relating to the Board of Directors and the filling of vacancies on, and the removal of members from, the Board of Directors.
Advance Notice of Shareholder Nominations for Director and Proposals of Other Business
Under the Bylaws, at an annual meeting of shareholders only such nominations of individuals for election to the Board of Directors shall be made as shall have been properly made and only such other business shall be transacted as shall be properly brought before the meeting, in accordance with the timing and information requirements set forth in the Bylaws. In general, a shareholder’s notice of intention to nominate a candidate for director or bring other business before the meeting must be delivered in writing not less than 90 nor more than 180 days prior to the first anniversary date of the preceding year’s annual meeting, and the information contained in or accompanying such notice shall be updated periodically up to the time of the meeting. Only shareholders of record (as of the date of the notice and the date of the meeting) who have complied with the procedures set forth in the Bylaws and appear at the meeting in person or by qualified representative are eligible to nominate a candidate for director or bring other business before the meeting.
A shareholder notice must contain information regarding the proponent, the nominee (if any) and their respective shareholdings and derivative transactions and, in addition, information as to:

•	persons associated, affiliated or acting in concert with, the shareholder and the nominee (if any);

•	purchases and sales by the shareholder of Avista’s stock during the 24 month period preceding the shareholder notice;

•	agreements, arrangements or understandings between or among the shareholder, any shareholder associated person or any other person that relates to the proposed business or proposal; and

•
additional information about a shareholder’s nominee, including (i) the nominee’s occupation, and (ii) any related person transactions between the nominating shareholder and shareholder associated persons, and the nominee and nominee associated persons.

A shareholder proposing to nominate an individual for election as a director must submit a questionnaire (similar to Avista’s directors’ and officers’ questionnaire) completed and signed by the nominee, which also includes representations by the nominee concerning (i) the absence of certain voting commitments and compensation or indemnification arrangements and (ii) the nominee’s compliance with the applicable law and Avista’s policies.
Proposed business will not be transacted and proposed nominations will not be made if the shareholder (or qualified representative) does not appear at the meeting and satisfy the other requirements of the Bylaws.
These procedures and information requirements apply to any nomination to be made at, or other business to be brought before, a shareholder meeting, including any proposal that is to be included in Avista’s Proxy Statement pursuant to Rule 14a-8 under the Exchange Act.
Special Meetings of Shareholders
The Articles provide that a special meeting of shareholders may be called by certain corporate officers and shall be called by the President at the request of the holders of two-thirds of the outstanding shares of Common Stock.
“Fair Price” Provision
The Articles contain a “fair price” provision which requires the affirmative vote of the holders of at least 80% of the outstanding shares of Common Stock for the consummation of certain business combinations, including mergers, consolidations, recapitalizations, certain dispositions of assets, certain issuances of securities, liquidations and dissolutions involving Avista and a person or entity who is or, under certain circumstances, was, a beneficial owner of 10% or more of the outstanding shares of Common Stock (an “Interested Shareholder”) unless

•	such business combination has been approved by a majority of the directors unaffiliated with the Interested Shareholder, or

•
certain minimum price and procedural requirements are met. The Articles provide that the “fair price” provision may be altered, amended or repealed only by the affirmative vote of the holders of at least 80% of the outstanding shares of Common Stock.

Statutory Limitation on “Significant Business Transactions”
General
The Washington BCA contains provisions that limit our ability to engage in “significant business transactions” with an “acquiring person”, each as defined below. Avista has no right to waive the applicability of these provisions.
Significant Business Transactions Within Five Years of Share Acquisition Time
Subject to certain exceptions, for five years after an “acquiring person’s” “share acquisition time”, Avista may not engage in any “significant business transaction” with such “acquiring person” unless:

•	before such “share acquisition time”, a majority of the Board of Directors approves either:

•	such “significant business transaction”; or

•	the purchase of shares made by such “acquiring person”; or

•	at or subsequent to such “share acquisition time”, such “significant business transaction” has been approved by:

•	a majority of the Board of Directors; and

•	the holders of 2/3 of the outstanding shares of Common Stock (except shares beneficially owned by or under the voting control of the “acquiring person”).
Significant Business Transactions More Than Five Years After Share Acquisition Time
Avista may not engage in certain “significant business transactions” (including mergers, share exchanges and consolidations) with any “acquiring person” unless:

•	the transaction complies with certain “fair price” provisions specified in the statute; or

•
no earlier than five years after the “acquiring person’s” “share acquisition time”, the “significant business transaction” is approved at an annual or special meeting of shareholders (in which the “acquiring person’s” shares may not be counted in determining whether the “significant business transaction” has been approved).

Definitions
As used in this section:
“Significant business transaction” means any of various specified transactions involving an “acquiring person”, including:

•	a merger, share exchange, or consolidation of Avista or any of its subsidiaries with an “acquiring person” or its affiliate;

•
a sale, lease, transfer or other disposition to an “acquiring person” or its affiliate of assets of Avista or any of its subsidiaries having an aggregate market value equal to 5% or more of all of the assets determined on a consolidated basis, or all the outstanding shares of Avista, or representing 5% or more of its earning power or net income determined on a consolidated basis;

•
termination, at any time over the five-year period following the “share acquisition time”, of 5% or more of the employees of Avista as a result of the “acquiring person’s” acquisition of 10% or more of the shares of Avista; and

•
the issuance or redemption by Avista or any of its subsidiaries of shares (or of options, warrants, or rights to acquire shares) of Avista or any of its subsidiaries to or beneficially owned by an “acquiring person” or its affiliate except pursuant to an offer, dividend distribution or redemption paid or made pro rata to all shareholders (or holders of options, warrants or rights).

“Acquiring person” means, with certain exceptions, a person (or group of persons) other than Avista or its subsidiaries who beneficially owns 10% or more of the outstanding Common Stock of Avista.
“Share acquisition time” means the time at which a person first becomes an “acquiring person” of Avista.
Anti-Takeover Effect
Certain provisions of the Articles and the Bylaws described above under “Board of Directors” and the provisions of the Articles described above under “‘Fair Price’ Provision”, together with the provisions of the Washington BCA described above under “Statutory Limitations on ‘Significant Business Transactions’”, considered either individually or in the aggregate, may have an “anti-takeover” effect. These provisions could discourage a future takeover attempt which is not approved by Avista’s Board of Directors but which individual shareholders might deem to be in their best interests or in which shareholders would receive a premium for their shares over current market prices. As a result, shareholders who might desire to participate in such a transaction might not have an opportunity to do so.
Miscellaneous
The outstanding shares of Common Stock are fully paid and non-assessable. The holders of shares of Common Stock are not and will not be subject to liability for further calls or assessment by, or for liabilities of, Avista.
The outstanding shares of Common Stock are listed on the New York Stock Exchange. Any new shares of Common Stock will also be listed on that Exchange subject to official notice of issuance.

The Transfer Agent and Registrar for the Common Stock is Computershare Shareowner Services LLC, 480 Washington Boulevard, 29th Floor, Jersey City, New Jersey 07310.
Item 12.    Indemnification of Directors and Officers
Article Seventh of Avista’s Restated Articles of Incorporation (“Articles”) provides, in part, as follows:
“The Corporation shall, to the full extent permitted by applicable law, as from time to time in effect, indemnify any person made a party to, or otherwise involved in, any proceeding by reason of the fact that he or she is or was a Director of the Corporation against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him or her in connection with such proceeding. The Corporation shall pay any reasonable expenses incurred by a Director in connection with any such proceeding in advance of the final determination thereof upon receipt from such Director of such undertakings for repayment as may be required by applicable law and a written affirmation by such director that he or she has met the standard of conduct necessary for indemnification, but without any prior determination, which would otherwise be required by Washington law, that such standard of conduct has been met. The Corporation may enter into agreements with each Director obligating the Corporation to make such indemnification and advances of expenses as are contemplated herein. Notwithstanding the foregoing, the Corporation shall not make any indemnification or advance which is prohibited by applicable law. The rights to indemnity and advancement of expenses granted herein shall continue as to any person who has ceased to be a Director and shall inure to the benefit of the heirs, executors and administrators of such a person”.
Avista has entered into indemnification agreements with each director as contemplated in Article Seventh of the Articles.
Reference is made to Revised Code of Washington 23B.08.510, which sets forth the extent to which indemnification is permitted under the laws of the State of Washington.
Article IX of Avista’s Bylaws contains an indemnification provision similar to that contained in the Articles and, in addition, provides in part as follows:
“Section 2. Liability Insurance.” The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the laws of the State of Washington.
Insurance is maintained on a regular basis (and not specifically in connection with this offering) against liabilities arising on the part of directors and officers out of their performance in such capacities or arising on the part of Avista out of its foregoing indemnification provisions, subject to certain exclusions and to the policy limits.
INCORPORATION BY REFERENCE
The information required by all Items of Form 10, except Items 11 and 12, is hereby incorporated by reference from Avista’s Annual Report on Form 10-K for the year ended December 31, 2014.

SIGNATURE
Pursuant to the requirements of Section 12 of the Exchange Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2015
AVISTA CORPORATION

	By	/s/ Marian M. Durkin
Marian M. Durkin
Senior Vice President,
General Counsel and
Chief Compliance Officer

EXHIBIT INDEX
All exhibits required to be filed with Form 10 are hereby incorporated by reference from the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2014.